UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 7)

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 7 is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on April 18, 2006, as amended thereafter.

ITEM 9. EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(14)	Press release, dated June 21, 2006
(a)(15)	Speech by Dr. Hubertus Erlen, dated June 21, 2006
(a)(16)	Speech by Werner Wenning, dated June 21, 2006

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Schering Aktiengesellschaft

By:	/s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication Schering AG

By:	/s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication Schering AG

Dated: June 21, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(14)	Press release, dated June 21, 2006
(a)(15)	Speech by Dr. Hubertus Erlen, dated June 21, 2006
(a)(16)	Speech by Werner Wenning, dated June 21, 2006